

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 23, 2010

R. Douglas Barton
President, CEO, Chairman, Treasurer
Discount Dental Materials, Inc.
4211 W. Magnolia Blvd.
Burbank, CA 91505

> **Re:** **Discount Dental Materials, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed June 9, 2010**
> **File No. 333-166508**

Dear Mr. Barton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A1 filed June 9, 2010

Risk Factors, page 12

1. We note the last risk factor on page 12. Please disclose that you will no longer be a public company if you cease reporting due to automatic suspension under Section 15(d) of the Securities Exchange Act. Please revise here or where appropriate to address the impact on any trading market for your securities. In this regard, we understand that registrants with securities quoted on the OTC Bulletin Board are required to be public reporting companies.

Dilution, page 14

2.   We note your revised disclosure and response to comment seven in our letter dated June, 2010.   Please provide the disclosures set forth in Item 506 of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 17

Operations, page 17

3.   We note your revised disclosure in the fourth paragraph of this section. As previously requested, please describe when your website was launched as it appears that the website lists products for sale as of the date of this letter.

Business, page 20

4.   We note your responses to comments 13-16 and revised business disclosure. Please revise to further clarify the status of your operations. For example, it is unclear what timeframe you anticipate for beginning commercial operations, including the purchase of products from manufacturers and sales to dentists. It is also unclear to what extent commercial operations are conditioned on receipt of a certain amount of proceeds in this offering or alternative funding that would enable purchases from manufacturers. As the funding from Mr. Barton filed as exhibit 10.1 appears to be limited to the costs of the offering, it is unclear what funding source you anticipate using to commence operations. Please revise accordingly.

Employees, page 21

5.   Additionally, we note the statement on page 22 that "[i]f and when revenues and orders begin, James Barton will devote the amount of additional time necessary to purchase inventory and process all orders on a timely basis." It is unclear what milestones or steps you must take for "revenues [to] begin." With respect to the "as necessary" hours to be spent on DDM's operations, please describe the two employees' roles with business ventures such as VDS and clarify the limitations on their ability to spend more than the stated number of hours for DDM.

Change in Accountants, page 33

6.   Please disclose whether there were any disagreements with Moore and Associates, Chartered during the period from its engagement through its dismissal on August 27, 2009.

Financial Statements, page F-1

7.   We note from your response to comment 23 of our letter dated June 1, 2010 that you receive warehouse space from Valley Dental Supply, Inc. By virtue of your president's and majority shareholder's 33% ownership in Valley Dental Supply, Inc, it appears that it is a related party. Please provide the disclosures set forth in FASB ASC 850-10-50-1, including a description of the related party transactions to which no amounts or nominal amounts were ascribed.

Exhibits

8.   Please file your form of stock certificate pursuant to Item 601(b)(4) of Regulation S-K.

9.   We note your revised disclosure on page 21 and response to prior comment 17. Please provide a written description of any oral agreement with VDM. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gary B. Wolff
        Fax: (212) 644-6498